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                           March 22, 2024

       Jack Stover
       Chief Executive Officer
       NorthView Acquisition Corporation
       207 West 25th St, 9th Floor
       New York, NY 10001

                                                        Re: NorthView
Acquisition Corporation
                                                            Amendment No. 7 to
Registration Statement on Form S-4
                                                            Filed March 5, 2024
                                                            File No. 333-269417

       Dear Jack Stover:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 30, 2024 letter.

       Amendment No. 7 to Registration Statement on Form S-4 Filed March 5,
2024

       Risk Factors
       The issuance of NorthView or New Profusa Common Stock to Vellar . . ., page 80

   1. We note your disclosure that "it is anticipated that immediately following completion of the Business
Combination, if there are no additional redemptions by NorthView   s public
                                                        stockholders, Vellar
and the other investor will together own approximately 17.4% of the outstanding New Profusa
Common Stock or, if there are redemptions by NorthView   s
                                                        public stockholders up
to the maximum level presented for the Business Combination in the accompanying proxy
statement/prospectus, Vellar and the other investor will own approximately 18.0% of
the outstanding New Profusa Common Stock." Please revise your table on page xiii to
more clearly reflect the impact of the issuance of New Profusa
                                                        Common stock to Vellar
and the other investor pursuant to the CSED, consistent with the disclosure in this risk
factor.
 Jack Stover
FirstName
NorthViewLastNameJack     Stover
            Acquisition Corporation
Comapany
March      NameNorthView Acquisition Corporation
       22, 2024
March2 22, 2024 Page 2
Page
FirstName LastName
Background to Discussions with Financing Sources, page 119

2. We note your revised disclosure in response to prior comment 3. Please revise your disclosure to address the following comments:

                You disclose on page 119 that NorthView management entered into an NDA in
              August 2022 with representatives of Cohen & Company   s
affiliate, Vellar, to discuss
              the private placement in connection with the SPAC business combination, and
              concluded in April 2023 that Vellar was    not able to commit to
an investment at that
              time.    Please describe in greater detail the negotiation and
marketing process for the
              private placement with Vellar, including who identified and selected the potential
              PIPE investors, and what relationship Cohen and/or Vellar have to the SPAC, the
              Sponsor, Profusa and its affiliates. We refer to your disclosure on page 121 that
              NorthView received further notice from Vellar in early February 2024 through its relationship with HCW;

                We note your disclosure on page 121 that Vellar notified Profusa and NorthView in early February 2024 of its continued interest in a private placement investment. This statement appears to be inconsistent with your disclosure that Vellar held a meeting
              with NorthView and Profusa   s management on January 29, 2024 and
again on
              February 5, 2024 with    another investor.    Please revise your
disclosures to address
              this inconsistency;

                We note your disclosure on page 121 that various drafts of the term sheet were exchanged with Vellar between February 7 and February 14, 2024. Please revise to provide additional detail regarding the changes to the material terms for each such draft exchanged between the parties;

                We refer to your disclosure on pages xviii and 6 that Vellar is expected to syndicate the Stock Subscription and CSED transactions to partner with another investor, but no such party has been determined yet. Please clarify whether the financing is conditioned upon Vellar syndicating the transactions. You also reference on page 121
              that Vellar intends to partner with    Atalaya    and requested
your approval of such
              partnership, which you provided. Please clarify whether Atalaya has agreed to partner with Vellar as the additional private investor and revise your disclosure accordingly. If applicable, please disclose what relationship Atalaya has to Vellar,
              NorthView, the Sponsor, Profusa and its affiliates;

                We refer to your disclosure on page 122 that HCW contacted Arena on February 16,
              2024 to terminate further negotiation regarding potential financings through Arena, including the $150 million ELOC. We also note that the binding term sheet with
              Vellar provides that the financing does not include any ELOCs. However, you disclose on page 121 that due to the private placement investment of $5 million and
              ELOC, Vellar had decided to partner with another investor. Please reconcile your
 Jack Stover
NorthView Acquisition Corporation
March 22, 2024
Page 3
              disclosure as appropriate;

                You disclose that Vellar asked that Management consider making a tender offer to outstanding Rights shareholders, and that Management was supportive of the concept subject to reasonable cost/benefit analysis and the Company and would consider an offering prior to close of the business combination. Please disclose whether this tender offer is a condition to the financing, and tell us whether the company intends to conduct this tender offer; and

                You disclose on page 162 that you are continuing to seek additional private placement funds of $3 million from other private investors. Please clarify the current status of discussions and negotiations regarding the contemplated Vellar transactions and the additional private placement. To the extent that negotiations and marketing processes for such financings are ongoing, please disclose material details of those processes, including who has selected or will select the potential investors; when selected, the relationships the private investors have to NorthView, the Sponsor,
              Profusa and their affiliates, and the placement agent, if any; and how the terms of the transactions were determined, as applicable.
3.       We note your disclosure that the consummation of the Stock
Subscription will be
         conditioned upon, among other things, "the shares of New Profusa Common Stock that will be received by Vellar upon the Closing pursuant to the Stock Subscription shall have been registered under this proxy statement/prospectus and shall be freely tradable by
         Vellar without restriction." Please provide your legal analysis as to why it is appropriate to register the primary issuance of such shares. In this regard, it appears that you commenced the offering of securities to Vellar privately and are attempting to complete the offering through a public offering. Please note that a transaction that commenced privately cannot be converted to a registered offering. For guidance, refer to Questions 134.02, 134.03, and
         139.09 of our Securities Act Sections Compliance and Disclosure Interpretations.
Revenue Assumptions, page 133

4. We note your revised disclosure on page 133 in response to prior comment 2, which we reissue in part. Please revise to describe the specific assumptions
related to    market
         coverage through distribution and commercial partners, and practicality of that coverage through our contemplated commercial network.
Unaudited
FirstName Pro  Forma Condensed
           LastNameJack   Stover Combined Financial Information, page 161
Comapany
5.         NameNorthView
       We note  your responseAcquisition
                              to commentCorporation
                                          6. Once the terms of the JV and
license agreement are
March finalized, please
       22, 2024 Page  3 update your response accordingly.
FirstName LastName
 Jack Stover
FirstName
NorthViewLastNameJack     Stover
            Acquisition Corporation
Comapany
March      NameNorthView Acquisition Corporation
       22, 2024
March4 22, 2024 Page 4
Page
FirstName LastName
6.       In regards to the Vellar Transactions, please address the following:

                Vellar is expected to syndicate the transactions to partner with another investor, however no such party has been determined yet. Expand your disclosures to address what will happen if Vellar is not able to identify an additional investor;

                With reference to the authoritative literature you relied on, expand your disclosures to address how you will account for the cash-settled equity derivative transactions; and

                Expand your disclosures to clarify how the settlement amount will be determined for the Recycled Shares, including the 2.5 million shares to be received at the closing date.
Accounting for the Business Combination, page 166

7. We note that the Milestone Earnout Rights, Sponsor Inducement Recoupment Earnout
         Rights and Profusa Inducement Recoupment Earnout Rights are considered to be indexed
         to the New Profusa   s own stock because, in part, they are
contingently exercisable
         exclusively on the basis of the New Profusa   s own share price and/or
by reference to the
         Company   s own operations (i.e. revenue targets). With reference to
Milestone III, which
         relates to the closing of the APAC Joint Venture, please re-assess how you determined they were indexed to the New Profusa's own stock as well as the resulting accounting.
Results of Operations, page 250

8.       We note your disclosure on page 250 that Profusa was awarded a subcontract with
         ACESO   s collaborator, the Komfo Anokye Teaching Hospital (   KATH
) in Ghana.
         Please revise to disclose the material terms of the subcontract, and file the Statement of
         Work as an exhibit to your registration statement or explain why you do not believe that you are required to do so.
Liquidity and Capital Resources, page 252

9.       We note your response to prior comment 7, which we reissue. Please expand your
         disclosure relating to your NIH and DARPA government grants, where applicable, to discuss the material terms of the grants, including the amount and when Profusa received each grant. Please expand your risk factor disclosure regarding the rights the government
         has with respect to Profusa   s technology and patents and the portion
of its business that
         would be affected by the potential exercise of march-in rights.
10. We note your revised disclosure in response to prior comment 9. Please revise your disclosure, where applicable, to address the following:

                We note your disclosure on page 253 that you expect to sign and execute a License
              Agreement and Shareholders Agreement with Best Life Technology Ltd., an entity wholly owned and controlled by Tasly in connection with and on or around the same
 Jack Stover
NorthView Acquisition Corporation
March 22, 2024
Page 5
              date as the closing of the proposed business combination, and that the APAC Joint
              Venture will not begin any activities until the closing date of such agreement. We also note that the Carbis Bay and BC hSensor Limited are also investors in the APAC
              Joint Venture binding term sheet. Please expand your disclosure relating to the
              License Agreement and Shareholders Agreement, including whether these agreements include terms that are materially different than the terms of the binding term sheet and whether the two other investors are party to such agreements, and file the agreements as exhibits to the registration statement or explain why you do not believe you are required to do so; and

                You disclose on page 260 that    it is necessary for the APAC
Joint Venture to close in
              order to complete the Business Combination, as the APAC Joint Venture is a
              condition of the financing transaction.    Please include risk
factor disclosure to
              highlight the consequences to investors if you are not able to close the APAC Joint
              Venture.
Certain Relationships and Related Person Transactions, page 258

11. We note your revised disclosure in response to prior comment 10, which we reissue in part. Please file the loan agreement as an exhibit to the prospectus or provide your analysis as to why it would not be required under Item 601(b)(10) of Regulation S-K.
General

12. We note your revised disclosure in response to prior comment 14. However, we refer to your disclosure in your extension proxy filed on February 28, 2024 that you initiated the process of liquidating the U.S. government treasury obligations held in the Trust
       Account into cash in an interest bearing demand deposit account on January 2, 2024. You also disclose on page 71 relating to the conversion of assets in the Trust Account into cash. Please revise your disclosure here and elsewhere in the prospectus to clarify, if true,
FirstName LastNameJack Stover
       that the assets in the Trust Account have already been moved into cash in a deposit
Comapany    NameNorthView
       account   at a bank and Acquisition
                               disclose the Corporation
                                            date you initiated the process of
liquidating the assets
March held   in thePage
       22, 2024     Trust
                        5 Account. We refer to your disclosure on pages 1 and
F-7.
FirstName LastName
 Jack Stover
FirstName
NorthViewLastNameJack     Stover
            Acquisition Corporation
Comapany
March      NameNorthView Acquisition Corporation
       22, 2024
March6 22, 2024 Page 6
Page
FirstName LastName
       Please contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Katherine Bagley at 202-551-2545 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:      Ralph V. De Martino, Esq.